March 21, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Attention:                                         Rebekah Lindsey

Re:                           HF Financial Corp

Form 10-K for the fiscal period ended June 30, 2010

Forms 10-Q for the periods ended September 30, 2010 and December 31, 2010

Ladies and Gentlemen:

We are responding to the letter from Rebekah Lindsey dated March 7, 2011.  Our responses follow the comments included in such letter, which are presented in boldface type.

Form 10-K

Item 6.  Selected Financial Data, page 60

1.     We note your disclosure of “Non Interest Margin TE” and your identification of this measure as a non-GAAP measure; however, we could not locate a reconciliation of this measure to the most comparable GAAP measure. Please revise to provide the reconciliation required by Item 10(e) of Regulation S-K.

For future 10-K filings, we will provide this non-GAAP financial measure reconciliation for “Net Interest Margin, TE”, which we have historically included in our 10-Q and press release filings.

The following chart will be added immediately prior to our Rate/Volume Analysis of Net Interest Income chart, and will be labeled “Non-GAAP Disclosure Reconciliation”:

P. O. Box 5000 • Sioux Falls, South Dakota 57117-5000

Phone (605) 333-7556 • Fax (605) 333-7621

HF Financial Corp.

Non-GAAP Disclosure Reconciliation

Net Interest Margin to Net Interest Margin-Tax Equivalent Yield

(Dollars in Thousands, except for share data)

(Unaudited)

	Years Ended June 30,
	2010	2009	2008	2007	2006

Net interest income	$36,673	$35,329	$29,876	$25,634	$25,649
TEFRA incremental amounts	563	657	527	488	333
Adjusted net interest income	37,236	35,986	30,403	26,122	25,982
Average interest-earning assets	1,113,956	1,083,054	960,721	916,993	861,797
Net interest margin, TE	3.34%	3.32%	3.16%	2.85%	3.01%

2.     Your measure of “Operating Efficiency Ratio” appears to be a non-GAAP measure. Please revise to provide the disclosures required by Item 10(e) of Regulation S-K for this measure.

For future 10-K filings, we will provide this non-GAAP financial measure reconciliation.

Within Selected Financial Data, the footnote attached to Operating Efficiency Ratio will read as follows:

Operating efficiency ratio (“Operating Efficiency Ratio”) is a non-GAAP financial measure.  See the following Non-GAAP Disclosure Reconciliation of the Operating Efficiency Ratio.”  The Operating Efficiency Ratio is a measurement which indicates the amount of noninterest expense as compared to total revenues.  The ratio excludes what we consider non-typical items affecting revenue such as gain on the sale of land and branches and the interest expense related to the trust preferred securities debt.  We believe that it is a standard practice in the banking industry to present the Operating Efficiency Ratio, and accordingly believe the presentation of this non-GAAP financial measure may be useful for peer comparison purposes.  As a non-GAAP financial measure, Operating Efficiency Ratio should be considered supplemental to and not a substitute for or superior to, financial measures calculated in accordance with GAAP.  As other companies may use different calculations for Operating Efficiency Ratio, this presentation may not be comparable to similarly titled measures reported by other companies.

The reconcilation chart will be inserted following the footnotes as the last chart in Item 6, in substantially the following form:

HF Financial Corp.

Non-GAAP Disclosure Reconciliation

Calculation of Operating Efficiency Ratio

(Dollars in Thousands)

	Years Ended June 30,
	2010	2009	2008	2007	2006

Noninterest expense (line a)	36,036	34,566	30,606	29,605	26,499

Total revenue (net interest income and other noninterest income, excluding gain on	47,687	47,931	41,209	38,830	38,500
Net Interest expense on Trust Preferred Debt Securities included in net interest income	1,205	1,568	2,053	2,600	2,163
Gain on sale of land and branches, net	—	—	—	(2,763)	(3,557)

Total revenue, excluding net interest income effect of Trust Preferred Debt Securities and gain on sale of land and branches, net (line b)	48,892	49,499	43,262	38,667	37,106

Operating efficiency ratio (line a / line b)	73.71%	69.83%	70.75%	76.56%	71.41%

Asset Quality, page 71

3.     Please revise future filings to disclose your policy for placing restructured loans on accrual status. Describe in more detail the loan that was restructured in the third quarter of fiscal 2010, including the amount of the loan prior to restructuring, the performance status of the loan prior to the restructuring, how long it had been delinquent, the nature of the restructuring and the basis for returning $4 million to accrual status.

In future filings, we will disclose the policy for placing restructured loans on accrual status.  The policy will be included in our Note 1 — Summary of Significant Accounting Policies.

In reference to the loan relationship that was restructured in the third quarter of Fiscal 2010, an agricultural loan relationship with an aggregate balance of $7.3 million, and classified as substandard, experienced a payment made by the customer of $500,000 during the quarter and negotiations for the benefit of the Bank and the Customer ensued to maximize the longer-term collectability of the loan.  Prior to restructure, the loan was not delinquent but had been placed into nonaccrual status due to concern over cash flow distress.  It was agreed to restructure the remaining balance into two loan segments.  A restructured balance of $4.0 million was established to accrue at an interest rate of 3.25%, while the remaining $2.8 million remained in nonaccrual status.  Originally, the restructured loan balance had a maturity of 1.75 years, a loan to collateral value of 100%, and annual scheduled payments, which were recently due and made timely.  The basis for the $4.0 million in accrual status is the restructuring of the payment schedule which helped the customer return to a positive cash flow.

4.     Please revise to disclose whether you require non-performing loans to become current and demonstrate a sustained period of repayment performance prior to returning the loan to accrual status. If so, disclose what this period is. If this requirement varies by loan type, disclose that also.

In future 10-K filings, in Note 1 — Summary of Significant Accounting Policies, we will add substantially the following language pursuant to your comment:

For all non-homogeneous loans, our policy for returning nonperforming loans to performing status requires the following criteria:  six months of continued performance, timely payments, positive cash flow and an acceptable loan to value ratio.  For homogeneous loans, typical in our consumer portfolio, the criteria needed is for six months of consecutive timely loan payments.

5.     Please revise to remove loans held for sale from your credit quality disclosures as these loans are accounted for at the lower of cost or market and do not reflect the same credit quality trends and indicators as your originated and held for investment portfolio.

In future 10-K filings, we will revise the first two charts in Asset Quality to exclude Loans Held for Sale in determining the total portfolio of loans and leases receivable, to reflect your comment. Loans Held for Sale will not be included in determining the total loans and leases as part of our loan portfolio in the denominator of the ratio.

The specific ratio in the nonperforming assets chart is titled “Ratio of nonperforming loans and leases to total loans and leases (4)(5).” The table below, and in our future filings, revises this chart to eliminate footnote 5 and recalculates this ratio for each of the years presented without including Loans Held for Sale as part of total loans and leases in the denominator.

	At June 30,
	2010	2009	2008	2007	2006
	(Dollars in Thousands)
Nonaccruing loans and leases:
One- to four-family	$159	$977	$503	$228	$371
Commercial real estate	716	177	429	25	—
Commercial business	469	405	555	1,441	341
Equipment finance leases	862	272	27	118	36
Consumer	649	355	566	378	287
Agricultural	3,181	7,195	244	—	—
Total	6,036	9,381	2,324	2,190	1,035

Accruing loans and leases delinquent more than 90 days:
One- to four-family	—	—	306	470	358
Commercial real estate	201	277	24	178	308
Commercial business	167	349	71	213	814
Equipment finance leases	334	264	9	88	302
Consumer	22	8	119	1	7
Agricultural	1,472	1,194	252	358	541
Total	2,196	2,092	781	1,308	2,330

Foreclosed assets:
One- to four-family	212	406	76	158	96
Equipment finance leases	212	105	443	180	254
Commercial business	32	—	—	—	—
Consumer	8	92	124	170	177
Agricultural	482	482	—	—	—
Total (1)	946	1,085	643	508	527

Total nonperforming assets (2)	$9,178	$12,558	$3,748	$4,006	$3,892

Ratio of nonperforming assets to total assets (3)	0.73%	1.07%	0.34%	0.40%	0.40%

Ratio of nonperforming loans and leases to total loans and leases (4)	0.94%	1.35%	0.40%	0.46%	0.46%

Accruing troubled debt restructures	$4,000	$—	$—	$—	$—

(1)   Total foreclosed assets do not include land or other real estate owned held for sale.

(2)   Nonperforming assets include nonaccruing loans and leases, accruing loans and leases delinquent more than 90 days and foreclosed assets.

(3)   Percentage is calculated based upon total assets of the Company and its direct and indirect subsidiaries on a consolidated basis.

(4)   Nonperforming loans and leases include both nonaccruing and accruing loans and leases delinquent more than 90 days.

The specific ratio in the Activity in the Company’s Allowance for Loan and Lease Losses is titled “Ratio of allowance for loan and lease losses to total loans and leases at end of period(1)”.  The table below, and our future filings, revises this chart to eliminate footnote 1 and recalculates this ratio for each of the years presented without including Loans Held for Sale as part of total loans and leases in the denominator.

	Years Ended June 30,
	2010	2009	2008	2007	2006
	(Dollars in Thousands)
Balance at beginning of period	$8,470	$5,933	$5,872	$5,657	$5,076

Charge-offs:
One- to four-family	(126)	(140)	(3)	(12)	(1)
Commercial real estate	(17)	(112)	—	—	—
Commercial business	(687)	(36)	(894)	(386)	(3,389)
Equipment finance leases	(324)	(121)	(475)	(162)	(165)
Consumer	(839)	(1,080)	(853)	(701)	(1,066)
Agricultural	(16)	(80)	(20)	(31)	(502)

Total charge-offs	(2,009)	(1,569)	(2,245)	(1,292)	(5,123)
Recoveries:
One- to four-family	4	4	2	3	1
Commercial real estate	—	—	—	1	6
Commercial business	—	2,217	8	9	15
Equipment finance leases	7	—	34	—	40
Consumer	153	201	263	216	237
Agricultural	—	5	5	80	126

Total recoveries	164	2,427	312	309	425

Net recoveries (charge-offs)	(1,845)	858	(1,933)	(983)	(4,698)

Additions charged to operations	2,950	1,679	1,994	1,198	5,279
Allowance related to assets acquired (sold), net	—	—	—	—	—
Balance at end of period	$9,575	$8,470	$5,933	$5,872	$5,657

Ratio of net recoveries (charge-offs) during the period to average loans and leases outstanding during the period	(0.21)%	0.10%	(0.25)%	(0.13)%	(0.67)%

Ratio of allowance for loan and lease losses to total loans and leases at end of period	1.10%	0.99%	0.76%	0.77%	0.78%

Ratio of allowance for loan and lease losses to nonperforming loans and leases at end of period (1)	116.31%	73.83%	191.08%	167.87%	168.11%

(1)  Nonperforming loans and leases include both nonaccruing and accruing loans and leases delinquent more than 90 days.

In addition, due to the changes indicated above, our five-year comparison of ratios will be modified in future filings to reflect the modified calculations for all five years. A revised table follows.

	Years Ended June 30,
	2010	2009	2008	2007	2006
	(Dollars in Thousands, Except Per Share Data)
Basic earnings per common share: (1)
Net income	$1.00	$1.62	$1.47	$1.35	$1.15

Diluted earnings per common share: (1)
Net income	1.00	1.61	1.45	1.33	1.13

Dividends declared per share (1)	0.45	0.45	0.43	0.42	0.41
Dividend payout ratio (2)	45.00%	27.78%	29.25%	30.93%	35.20%

Interest rate spread (average during period)	3.04	2.95	2.70	2.36	2.60
Net interest margin (3)	3.29	3.26	3.11	2.80	2.98
Net interest margin, TE (4)	3.34	3.32	3.16	2.85	3.01

Average interest-earning assets to average interest- bearing liabilities	1.14	1.13	1.12	1.11	1.12

Equity to total assets (end of period)	7.54	5.84	5.82	6.22	5.83

Equity-to-assets ratio (ratio of average equity to average total assets)	7.07	6.98	6.21	6.06	5.94

Nonperforming assets to total assets (end of period)	0.73	1.07	0.34	0.40	0.40

Allowance for loan and lease losses to nonperforming loans and leases (end of period) (5)	116.31	73.83	191.08	167.87	168.11

Allowance for loan and lease losses to total loans and leases (end of period)	1.10	0.99	0.76	0.77	0.78

Nonperforming loans and leases to total loans and leases (end of period) (5)	0.94	1.35	0.40	0.46	0.46

Noninterest expense to average total assets	3.02	3.00	2.97	3.00	2.87

Net interest income after provision for losses for loans and leases to noninterest expense (end of period)	93.58	97.35	91.10	82.54	76.87

Return on assets (ratio of net income to average total assets)	0.48	0.68	0.57	0.55	0.49

Return on equity (ratio of net income to average equity)	6.82	9.73	9.12	9.01	8.23

Operating Efficiency Ratio (6)	73.71	69.83	70.75	76.56	71.41
Efficiency Ratio (7)	75.57	72.12	74.27	76.24	68.83
Number of full-service offices	33	33	33	33	35

(1)  All per share data has been retroactively adjusted for the 10% stock dividend paid on April 24, 2006.

(2)  Dividends declared per share divided by net income per share.

(3)  Net interest income divided by average interest-earning assets.

(4)  Net interest margin expressed on a fully taxable equivalent basis.

(5)  Nonperforming loans and leases include nonaccruing loans and leases and accruing loans delinquent more than 90 days.

(6)  Operating Efficiency Ratio is a non-GAAP financial measure.  See the following non-GAAP Disclosure Reconciliation of the Operating Efficiency Ratio.  The Operating Efficiency Ratio is a measurement which indicates the amount of noninterest expense as compared to total revenues.  The ratio excludes what we consider non-typical items affecting revenue such as gain on the sale of land and branches and the interest expense related to the trust preferred securities debt.  We believe that it is a standard practice in the banking industry to present the Operating Efficiency Ratio, and accordingly believe the presentation of this non-GAAP financial measure may be useful for peer comparison purposes. As a non-GAAP financial measure, Operating Efficiency Ratio should be considered supplemental to and not a substitute for or superior to, financial measures calculated in accordance with GAAP.  As other companies may use different calculations for Operating Efficiency Ratio, this presentation may not be comparable to similarly titled measures reported by other companies.

(7)  Total noninterest expense divided by the sum of net interest income plus total noninterest income.

Financial Statements, beginning on page 92

6.     We note that the report issued by your independent accountant’s on your financial statements references the audit of your internal controls over financial reporting. Please provide us that report and include it in future filings.

As indicated, management has made reference to an audit of our internal controls over financial reporting performed in accordance with attestation standards established by the American Institute of Certified Public Accountants.  The independent auditor’s report which encompasses the audit and testing of our internal controls as of June 30, 2010 is attached as Appendix A to this letter.  In future 10-K filings, we will file such report if the report is referred to in the filing.

Note 1.  Summary of Significant Accounting Policies

Loan Servicing, page 101

7.     Please revise future filings to clarify, specifically, why you have classified mortgage servicing rights in the investing section of the statements of cash flows. It appears any increase in this asset in the periods presented resulted from the sale of loans. If that is correct, separating servicing rights from sold loans is a non-cash activity.

Some servicing rights are acquired for cash from other financial institutions.  Management believes this cash outflow is accurately classified as an investing activity within the cash flow statement.

We also originate mortgage loans for sale where servicing rights are retained.  This activity is included within the operating activity section of the cash flow statement as a non-cash activity adjustment.

Segment Reporting, page 103

8.     Please provide us disaggregated information for all activities included in the “other” category, separately indentifying each segment and intercompany eliminations. Tell us how aggregation of this information complies with the appropriate literature. Refer to ASC 280-10-50-13.

The table following is the requested disaggregated information for all activities included in the “other” category.  The activities included in this category represent other business activities and operating segments that are not reportable that are combined and disclosed in an “all other category” as provided by ASC 280-10-50-15; therefore, the aggregation rules of ASC 280-10-50-13 do not apply to this category.  Hometown Investment Services, Inc. (“HTI”) provides financial and insurance products to customers of the bank, and HFFC is the bank’s holding company.  The eliminations primarily eliminate the intercompany equity in earnings of subsidiaries that is included with HFFC.

Twelve Months Ended June 30, 2010	HTI (1)	HFFC (2)	Eliminations (3)	Total
	(Dollars in Thousands)

Net interest income	$(1)	$(1,867)	$1	$(1,867)
Provision for losses on loans and leases	—	—	—	—
Noninterest income	308	7,607	(6,595)	1,320
Intersegment noninterest income	—	—	(101)	(101)
Noninterest expense	(462)	(942)	(171)	(1,575)
Intersegment noninterest expense	—	—	249	249
Income (loss) before income taxes	$(155)	$4,798	$(6,617)	$(1,974)

Total assets at June 30	$89	$122,664	$(107,813)	$14,940

(1)   HTI (Hometown Investment Services, Inc.) represents a wholly-owned subsidiary of the Bank which provides financial and investment services to the customers of the Bank

(2)   HFFC (HF Financial Corp.) is the Bank’s Holding Company, which does not include any externally derived revenue

(3)   Eliminations represents the elimination entries of the consolidation

Note 2.  Investments in Securities, page 110

9.     Noting the unrealized loss on your trust preferred securities, please address the following:

(a)   Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

The par amount of trust preferred securities at December 31, 2009, was $12.6 million while the actual amortized cost was exhibited at $9.7 million after recording $340,000 of other-than-temporary impairment (“OTTI”) credit loss through the income statement during the quarter ended December 31, 2009.  The unrealized loss was $5.5 million which resulted in a fair value of $4.2 million.

Based upon multiple cash flow scenarios developed in regard to evidential review for each security, management compares the present value of best estimates of cash flows expected to be collected from each security at the security’s effective interest rate to the amortized cost basis of each security as the primary evidence of OTTI related to credit loss.  The OTTI impairment analysis process involves a granular review of available information regarding the financial position of each of the issuers within each pooled security, development of assumptions for defaults and recoveries, and assumptions for loss severities and prepayment cash flow projections as the significant components for development of corresponding cash flows for each security.  Principal evidence also consists of whether the Company has intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity.  The analysis model details interest rates, principal balances of note classes, the timing and amount of interest and principal payments made by the underlying issuers, and the allocation of the payments to the note classes.

During the quarter ended December 31, 2009, management determined that three trust preferred securities exhibited an OTTI credit loss.

(b)   We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•      Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

In examining variable rate securities for OTTI credit loss, management utilizes the security’s original discount margin (i.e. credit spread) at the time of purchase based upon the purchase price.  The discount margin is then added to the appropriate 3-month LIBOR spot rate obtained from the forward LIBOR curve used to project future principal and interest payments.  For the fixed rate pool, management utilizes the security’s effective interest rate.  Management has utilized this approach consistently from period to period.  Management will disclose this approach in future filings as applicable.

•      Deferrals and defaults:

a.     Please tell us in detail how you develop your estimate of future deferrals and defaults.

b.     Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned. Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

c.     Tell us and disclose in future filings your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

Management conducts a granular review of the financial position of each underlying issuer and takes into consideration various capital and asset quality ratios to develop estimates of future deferrals or defaults across multiple cash flow scenarios in an attempt to consider potential variability in cash flow.  Each security is evaluated independently for estimates of deferrals and defaults based upon the review of financial position of the underlying issuers. Actual deferrals may be treated differently than defaults based upon the review of financial position of the underlying issuers and a probability assigned to curing of the deferral.  We will disclose this distinction in future filings.

No recovery rate is assumed for defaults.  A recovery rate for deferrals is applied to each individual issuer for each security based upon the financial position of the issuer and an individual recovery rate is developed and utilized within the scenarios for the security.  The recovery rate may range from 0% to 100%, again, based upon the expected financial viability of the issuer.

In future filings, we will add some of the foregoing discussion to management’s discussion in “Note 2-Investments in Securities” pursuant to your comment.

•      Prepayment rate:

a.     Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc.).

Optional call dates and mandatory auction calls by income note holders are part of security characteristics within the trust preferred security portfolio.

b.     Tell us and disclose in future filings your prepayment assumption and how you determine it.

Management considers prepayment assumptions for each security and performs a review of the collateral consisting of depository institutions and insurers.  Management has utilized a range of 0% to 1.0% under multiple cash flow scenarios for each security, based upon market conditions and an attempt to consider potential variability in cash flows.  Management notes that the primary benefit of a pooled structure was to allow institutions to borrow in a deferrable debt product at spreads below what was possible as a single issuer.  Management believes that early redemptions will be minimal due to assumptions that bank holding company borrowings will likely continue to be issued at considerably higher spreads and without the added benefit of Tier 1 Capital inclusion.

c.     If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.

These methods for determining prepayment assumptions for each security did not change during Fiscal 2010, but in the future may be minimally impacted by assumptions derived from the Dodd-Frank Act rules affecting Tier 1 Capital for institutions with assets greater than $15 billion which represent a smaller percentage of issuers in pooled securities.  Existing trust preferred securities were grandfathered by issuers with assets less than $15 billion and retain eligibility for Tier 1 Capital inclusion, and will likely reduce a propensity for early redemption.

d.     Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

Prepayments generally reduce the present value of future projected cash flows for notes that are undercollateralized due to the reduction in future interest cash flows, which leads to a reduction in excess interest.  Management notes an immaterial change in credit loss exhibited by prepayment assumptions from 0% to 1.0%.

e.     If you used 0% as your assumption at September 30, 2009, please explain to us why you believe this is reasonable.

Management did not assume 0% prepayment exclusively for any security at September 30, 2009.

f.      If you used 0% as your assumption at September 30, 2009, please provide us a sensitivity analysis of the change in credit loss at September 30, 2009 if you used a 1% prepayment assumption.

Management did not assume 0% prepayment exclusively for any security at September 30, 2009.

(c)   Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

Management monitors announcements of any defaults and deferrals after the balance sheet date and incorporates any material changes in assumptions into our calculation of cash flows scenarios for the security affected.

(d)   Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Management will provide additional information in future filings for each security in addition to the items that are currently provided on a portfolio basis.  Future filings will include the class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, and excess subordination as a percentage of the remaining performing collateral.  Management believes that providing estimates of expected deferrals and defaults at a security

level would not be meaningful to investors as variability may occur from period to period.   We note that other information requested hereunder is factual in nature and will be provided in future filings.  In future filings, management will disclose that excess subordination is calculated as the difference between the performing collateral balance and the class total plus all classes senior and represents the additional defaults that the CDO can absorb before the security experiences any potential credit impairment.  Future filings will include a footnote as such following a tabular formatted table containing the security information.

Note 4.  Servicing Rights, page 116

10.   Please revise future filings to provide a roll-forward of this asset for each period presented.

In future filings, we will provide a roll-forward of this activity for each period presented.  This presentation will be substantially as follows, which is a roll-forward schedule for fiscal years 2010 and 2009.

	Twelve Months Ended
	June 30,
	2010	2009
	(Dollars in Thousands)
Balance, beginning	$11,768	$11,189
Additions	2,477	1,920
Amortization	(1,512)	(1,341)
Balance, ending	$12,733	$11,768

Servicing fees received	$3,554	$3,641
Balance of loans serviced at:
Beginning of period	1,046,600	994,065
End of period	1,133,649	1,046,600

Note 16.  Stock Based Compensation Plans, page 133

11.   We note that both the employee and director stock option plans participate in dividends during the vesting period. Please revise to disclose whether you consider these securities to be participating securities for the purposes of determining earnings per share. If not, please tell us how you concluded these options were not participating securities. Refer to ASC 260-10-45-59 through 70 and ASC 260-10-55-76.

Under our employee and director stock option plans, nonvested stock award recipients are entitled to all voting,  dividend and distribution rights during the vesting period, as noted in Note 16 of our Form 10-K.  Upon termination of employment or service, the dividends received are not refunded.  We consider nonvested shares to be participating securities and, therefore, we include the nonvested shares in our calculation of EPS, as is required in ASC 260-10.

In future filings, we will indicate in the Stock-based Compensation Plans footnote that the nonvested shares are included in the computation of  EPS.

Note 18.  Financial Instruments, page 138

12.   Disclose whether and how you validate the fair values determined by third parties.

Management conducts a review of the approach and/or assumptions of third-party fair values for reasonableness, and periodically utilizes other third party vendors for comparison of values.  Additionally, fair values are reviewed by internal and external auditors and our primary regulator, where applicable.

13.   We note your disclosure on page 142 regarding your valuation technique related to your trust preferred securities. Please address the following:

a.     Disclose the range of estimates produced by both the third party valuation and the valuation as determined by management.

A table presenting the range of valuations for the trust preferred securities follows. This presentation includes the range of various scenarios that are used to determine the fair values under Level 3 and the value used by management as its final valuation(1).

HF Financial Corp.

Range of Valuations for Trust Preferred Securities

At June 30, 2010

(Dollars in Thousands)

		Management	Management
		Average Scenario	Scenario Range		Third Party
CUSIP	Fair Value (1)	Scenario Valuation	High	Low	Valuation
740417AB6	333	364	464	287	301
74041RAB2	758	861	1,102	609	656
74041EAC9	571	851	963	392	291
74042TAE1	818	953	987	850	683
74042CAE8	801	988	1,008	953	614
55312HAE9	621	1,200	1,410	690	42

(1) The amount reflected in the financial statements and the 10-K.

b.     Disclose how you considered any significant variances between the third party valuation and management’s valuation.

Management has utilized each scenario valuation in the overall determination of Level 3 fair values for each security based in part upon reasonably available third party valuations.  Any significant differences are investigated to determine cause, which may include different assumptions for cash flows and discount rates.  Management believes that each scenario valuation may represent a reasonable present value of discounted cash flows in an illiquid market; however, due to an inactive market, the utilization of market prices may not fully represent what a willing seller and willing buyer would agree upon.

c.               Disclose how you determined that each approach should be weighted equally when determining the overall value to record in your financial statements related to the trust preferred securities.

Management endeavors to arrive at a reasonable approach to fair value for the securities which are part of an illiquid market, and that the estimates are developed from equally informed participants.  Management believes that each scenario valuation may represent a reasonable present value of discounted cash flows in an illiquid market.  Due to the nature of valuing securities in an inactive market, management believes that utilizing multiple scenario valuations provides additional support to determine a Level 3 fair value as opposed to over-weighting one scenario versus another.

d.              Disclose how you considered that your trust preferred securities are rated Caa when determining to use the credit spread input related to the BBB Bank Corporate Index. Disclose any adjustments you make as a result of the difference in credit quality and how those adjustments are determined.

Management believes that utilizing the credit spread input related to the BBB Bank Corporate Index more closely represents the remaining cash flow characteristics of the securities stripped of credit loss associated with OTTI, whereas the Caa rating represents the credit loss that has been recognized by the Company.  Management believes that utilizing the BBB Bank Corporate Index is a reasonable proxy for how the securities would be evaluated in a more liquid market environment.  An additional input of 300 basis points has been added to the discount rate as a liquidity premium at June 30, 2010, which management believes adequately addresses securities with a rating lower than BBB.

Form 10-Q for the Period Ended December 31, 2010

Asset Quality and Potential Problem Loans and Leases, page 37

14.         Please revise to disclose the reasons why you have loans past due greater than 90 days that are still accruing. If you continue to accrue interest because you believe the collateral is sufficient to recover all amounts due, including the accrued interest, please disclose the average loan to values for these loans and discuss trends in the loan to values between reporting periods.

We have continued to accrue interest on certain loans that are greater than 90 days past due because for the majority of the loans in this category, we believe the collateral is sufficient to recover all the amounts due, including the accrued interest.

In future filings, we will modify our Asset Quality section to include the following information as it pertains to the accruing loans and leases delinquent more than 90 days.

For the accruing loans which are greater than 90 days past due, one-to-four family collateralized loans have a weighted average loan to value ratio of 98.0% at December 31, 2010.  These loans remain in accruing status due to the government guarantees on each of the loans.  Commercial real estate and commercial business collateralized loans have weighted average loan to value ratios of 71.4% and 13.9%, respectively.  These compare to 68.9% and 41.2%, respectively, of the weighted average loan to value ratios for September 30, 2010.  Consumer loans consist of overdraft and nonsufficient fund balances which do not accrue interest and were in the process of collection.  Agricultural collateralized loans have a weighted average loan to value ratio of 59.6% as compared to 73.7% for September 30, 2010.  Recent trends in collateral values have seen a regionalized increase in values in land and dairy assets within the agricultural sector, which is the largest component of the accruing loans greater than 90 days past due.

15.         Please revise to disclose how you considered the classification of your trust preferred securities in your conclusion that these securities did not incur any other than temporary impairment during the period.

In future filings, as applicable, we will include language substantially as follows:

based upon the credit rating and unrealized loss position for each security, management compared the present value of best estimates of cash flows expected to be collected from each security at the security’s effective interest rate to the amortized cost basis of each security to determine if an other-than-temporary impairment exists.

We acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (605) 333-7544.  In November 2010, Brent Olthoff succeeded Darrel Posegate in the role of Chief Financial Officer of HF Financial Corp.

Very truly yours,

HF Financial Corp.

/s/ Brent Olthoff
Brent Olthoff
Senior Vice President, Chief Financial Officer and Treasurer

Appendix A

Report of Independent Auditor on Internal Controls

INDEPENDENT AUDITOR’S REPORT

Audit Committee

HF Financial Corp.

Sioux Falls, South Dakota

We have audited management’s assertion, included in the accompanying Management Report, that HF Financial Corp. maintained effective internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for regulatory reporting in conformity with the Thrift Financial Report, as of June 30, 2010, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. HF Financial Corp.’s management is responsible for maintaining effective internal control over financial reporting, and for its assertion of the effectiveness of internal control over financial reporting, and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management Report. Our responsibility is to express an opinion on management’s assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America,  and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

www.eidebailly.com

200 E. 10th St., Ste. 500  |  P.O. Box 5125  |  Sioux Falls, SD 57117-5125  |  T 605.339.1999  |  F 605.339.1306  |  EOE

In our opinion, management’s assertion that HF Financial Corp. maintained effective internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for regulatory reporting in conformity with the Thrift Financial Report, as of June 30, 2010 is fairly stated, in all material respects, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of HF Financial Corp. as of June 30, 2010, and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended and our report dated September 10, 2010, expressed an unqualified opinion on those financial statements.

Sioux Falls, South Dakota

September 10, 2010